MID PENN BANCORP, INC.

349 Union Street

Millersburg, Pennsylvania 17061

July 30, 2010

VIA EDGAR and Facsimile

Kathryn McHale, Esquire

Senior Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.W.

Washington, D.C. 20549

Re:	Mid Penn Bancorp, Inc. Form 10-K for the fiscal year ended December 31, 2009 Form 10-Q for fiscal quarter ended March 31, 2010
File No. 000-13677

Dear Ms. McHale:

We are responding to your letter, dated June 29, 2010, with respect to the filings referenced above of Mid Penn Bancorp, Inc. (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations General

1. We note your quantification relating to certain negative trends experienced within your loan portfolio in recent periods—in particular, the significant increase in the provision for loan losses and the portion of this attributed to commercial and real estate construction lending. We also note that you have significantly increased these types of lending. In future filings, please consider addressing management’s decision to increase or decrease lending to certain segments. In addition, please consider including more disclosure regarding trends specific to your market area that may arise from dependence on any particular type of employment, unemployment and income levels, occupancy rates, real estate values and population trends.

In future filings, the Company will address management’s decision to increase or decrease lending to certain segments and include more disclosure regarding specific trends to the Company’s market area that may arise from the items noted.

Kathryn McHale, Esquire

July 30, 2010

Loans, page 24

2. We note that approximately 70% of your loan portfolio consisted of commercial and commercial real estate loans at December 31, 2009. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

•	The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

•	Your policy for recognizing interest income on these loans;

•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

•	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

•	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

The Company does not structure construction loans with interest reserve components. Future filings will clarify this position.

3. Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

Kathryn McHale, Esquire

July 30, 2010

•

Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

•	Clarify whether the B note is immediately charged-off upon restructuring.

•

Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

•	Confirm that the A note is classified as a ‘troubled debt restructuring’ and explain your policy for removing such loans from troubled debt restructuring classification.

The Company has not in the past performed any commercial real estate or other type loan workouts whereby an existing loan was restructured into multiple new loans. To the extent that the Company elects to use this workout strategy with a borrower, disclosures in future filings will be enhanced to provide greater explanation of the transactions.

4. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•

In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	How you evaluate the guarantor’s reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

Kathryn McHale, Esquire

July 30, 2010

•

How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

•

When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

The Company does not extend loans at maturity without recognizing the credit as impaired due to the existence of guarantees. While the existence of a guarantee may be a mitigating factor in determining the proper level of allowance once impairment has been identified, the guarantee does not affect the impairment analysis. Future filings will clarify this point.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8: Allowance for Loan and Lease Losses, page 48

5. We note the substantial increase in charge-offs during the year ended December 31, 2009, and in particular during the fourth quarter of 2009. We also note the significant decrease in your ratio of allowance for loan losses to non-performing loans from 132.20% at December 31, 2008 to 36.53% at March 31, 2010. In order to provide more transparent disclosure surrounding your accounting policy for charge-offs and the impact that charge-offs may have had on certain asset quality ratios, please tell us and revise future filings to disclose the following:

•	Your charge-off policy for each type of loan and whether you have revised these policies;

•	The triggering events or other facts and circumstances that impacted your decision to charge-off all of a loan or a portion of a loan as compared to recording a specific or general reserve;

•

How partial charge-offs on non-performing loans impact the coverage ratio (ratio of allowance for loan losses to non-performing loans) and other credit loss statistics and trends. For example, please consider disclosing the following information / ratios:

¡	The amount of non-performing and impaired loans for which you have recorded partial charge-offs;

Kathryn McHale, Esquire

July 30, 2010

¡	The ratio of non-performing loans for which you have recorded partial charge- offs to total loans;

¡	The ratio of non-performing loans for which you have recorded partial charge- offs to total non-performing loans;

¡	The charge-off rate for non-performing loans for which you have recorded partial charge-offs;

¡	The coverage ratio net of non-performing loans for which you have recorded a partial charge-off; and

¡	The ratio of the total allowance divided by (total loans less non-performing loans for which you have recorded partial charged-offs).

To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

The Company evaluates loans for charge-off on a monthly basis. Policies that govern the recommendation for charge-off are unique to the type of loan being considered. Commercial loans rated as nonaccrual or lower will first have a collateral evaluation completed in accordance with the guidance on impaired loans. Once the collateral evaluation has been completed, a specific allocation of allowance is made based upon the results of the evaluation. In the event the loan is unsecured, the loan would have been charged-off at the recognition of impairment. If the loan is secured, it will undergo a 90 day waiting period to ensure the collateral shortfall identified in the evaluation is accurate and then charge the balance down to the specific allocation. Commercial real estate loans rated as impaired will also have an initial collateral evaluation completed in accordance with the guidance on impaired loans. An updated real estate valuation is ordered and the collateral evaluation is modified to reflect any variations in value. A specific allocation of allowance is made for any anticipated collateral shortfall and a 90 day waiting period begins to ensure the accuracy of the collateral shortfall. The loan is then charged down to the level of the specific allocation. The process of charge-off for residential mortgage loans begins upon a loan becoming delinquent for 90 days and not in the process of collection. The existing appraisal is reviewed and a lien search is obtained to determine lien position and any instances of intervening liens. A new appraisal of the property will be ordered if deemed necessary by management and a collateral evaluation is completed (new revision to policy). The loan will then be charged down to the value indicated in the evaluation (new revision to policy). Consumer loans are recommended for charge-off reaching delinquency of 90 days and not in the

Kathryn McHale, Esquire

July 30, 2010

process of collection (new revision to policy). The entire balance is recommended for charge-off at this point (new revision to policy). The new revisions to policy noted above had no material impact on original accounting estimates created using the previous policy.

As noted above, the Company assesses a specific allocation for both commercial loans and commercial real estate loans prior to charging down or charging off the loan. In addition, the Company takes a preemptive step when any commercial loan or commercial real estate loan becomes classified as Special Mention or Substandard (Criticized & Classified): A preliminary collateral evaluation in accordance with the guidance on impaired loans is prepared using the existing collateral information in the loan file. This process allows the Company to review both the credit and documentation files to determine the status of the information needed to make a collateral evaluation. This collateral evaluation is preliminary but allows the Company to determine if any potential collateral shortfalls exist.

As noted above, each category of loan has a series of conditions that must be met in order to trigger a charge-off recommendation. Commercial loans must be more than 90 days delinquent and not in the process of collection, have an updated collateral assessment and an identified and stabilized collateral shortfall if secured, or be unsecured. Commercial real estate loans must be more than 90 days delinquent and not in the process of collection, have an updated collateral assessment, and have the potential loss stabilized before being charged down or charged off. Residential mortgage loans must be more than 90 days delinquent and not in the process of collection, have an updated collateral assessment before being charged down or charged off. Consumer loans are charged off upon becoming 90 days delinquent and not in the process of collection.

The Company will include the foregoing information relating to its charge-off policies in future filings.

Kathryn McHale, Esquire

July 30, 2010

The following tables provide additional disclosure about the impact of partial charge-offs on non-performing loans on the coverage ratio (ratio of allowance for loan losses to non-performing loans) and other credit loss statistics and trends:

a.	The amount of non-performing loans and impaired loans for which we have recorded partial charge-offs;

	12/31/2009	3/31/2010	6/30/2010
Non Performing and Impaired Loans with Partial Charge-offs	$7,963,000	$7,469,000	$6,213,000

b.	The ratio of non-performing loans for which we recorded partial charge-offs to total loans;

	12/31/2009	3/31/2010	6/30/2010
Non Performing Loans with Partial Charge-offs	$7,963,000	$7,469,000	$6,213,000
Total Loans	$480,385,000	$474,107,000	$472,702,000
%	1.66%	1.58%	1.31%

c.	The ratio of non-performing loans for which we recorded partial charge-offs to total non-performing loans;

	12/31/2009	3/31/2010	6/30/2010
Non Performing Loans with Partial Charge-offs	$7,963,000	$7,469,000	$6,213,000
Total Non-Performing Loans	$15,241,000	$20,383,000	$18,763,000
%	52.25%	36.64%	33.11%

Kathryn McHale, Esquire

July 30, 2010

d.	The charge-off rate for non-performing loans for which we have recorded partial charge-offs;

To date, the Company has not experienced any additional charge-offs on loans that a partial charge-off was initially recorded.

e.	The coverage ratio net of non-performing loans for which we have recorded a partial charge-off; and

	12/31/2009	3/31/2010	6/30/2010
Total ALLL	$7,686,000	$7,446,000	$8,031,000
Total Nonperforming Loans	$15,241,000	$20,383,000	$18,763,000
Nonperforming Loans with Partial Charge-off	$7,963,000	$7,469,000	$6,213,000
Net Coverage Ratio	105.61%	57.66%	63.99%

f.	The ratio of the total allowance divided by (total loans less non-performing loans for which we have recorded partial charge-offs)

	12/31/2009	3/31/2010	6/30/2010
Total ALLL	$7,686,000	$7,446,000	$8,031,000
Total Loans	$480,385,000	$474,107,000	$472,702,000
Non-Performing Loans with Partial Charge-off	$7,963,000	$7,469,000	$6,213,000
ALLL/ Total Loans	1.60%	1.57%	1.70%
ALLL/ (Total loans - NPL w/ C/O)	1.63%	1.60%	1.72%

For impaired loans with no valuation allowance required, the Company’s practice of obtaining independent third party market valuations on the subject property within 30 days of being placed on non-accrual status sometimes indicates that the loan to value ratio is sufficient to obviate the need for a specific allocation in spite of significant deterioration in real estate values in the Company’s primary market area. These circumstances are determined on a case by case analysis of the impaired loans.

The Company will consider disclosing this type of ratio information impacting the coverage ratio and other credit loss statistics and trends in future filings.

Kathryn McHale, Esquire

July 30, 2010

Impaired loans, page 48

6. We note your disclosures on pages 27 and 52 of the December 31, 2009 Form 10-K describing your methodology for measuring loans for impairment and your disclosure on page 21 of the March 31, 2010 Form 10-Q that you had approximately $8.0 million of impaired loans with a specific valuation allowance of $2.4 million and $10.2 million in impaired loans without specific valuation allowances at March 31, 2010. Please provide us with the following information and revise your future filings accordingly:

•	The amount and / or percentage of loans that were considered collateral dependent;

The Company considers a commercial loan to be impaired when it becomes 90 days or more past due and not in the process of collection. This methodology assumes the borrower cannot or will not continue to make additional payments. At that time the loan would be considered collateral dependent as the discounted cash flow (“DCF”) method indicates no operating income is available for evaluating the collateral position; therefore, all impaired loans are deemed to be collateral dependent.

•

The amount of loans measured using each of the methodologies described on pages 27 and 52 of the December 31, 2009 Form 10-K (i.e., customized collateral value discounting analysis vs. appraisals performed by independent licensed appraisers) or any other methodologies (e.g., present value of expected cash flows discounted at the loan’s effective interest rate, loan’s observable market price, etc);

The Company’s rating system assumes any loans classified as sub-standard non-accrual are impaired, and all of these loans are considered collateral dependent; therefore, all of the Company’s impaired loans, whether reporting a specific allocation or not, are considered collateral dependent.

It is the Company’s policy to obtain updated third party valuations on all impaired loans collateralized by real estate within 30 days of the credit being classified as sub-standard non-accrual. Prior to receipt of the updated real estate valuation the Company will use any existing real estate valuation to determine any potential allowance issues; however no allowance recommendation will be made until which time the Company is in receipt of the updated valuation.

In some instances the Company is not holding real estate as collateral and is relying on business assets (personal property) for repayment. In these circumstances a collateral inspection is performed by Company personnel to determine an estimated value. The value is based on net book value, as provided by the financial statements, and discounted accordingly based on determinations made by management.

Kathryn McHale, Esquire

July 30, 2010

Occasionally, the Company will employ an outside service to provide a fair estimate of value based on auction sales or private sales. Management reviews the estimates of these third parties and discounts them accordingly based on management’s judgment, if deemed necessary. This process has recently started and will continue to be a growing function of the asset recovery group of Mid Penn Bank.

At December 31, 2009, there were 33 real estate secured impaired loans with outstanding principal balances of $8,275,000 and 13 impaired loans secured by some form of non-real estate collateral with outstanding principal balances of $5,451,000.

•

As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value, including an in-depth discussion that bridges the gap between your disclosure on page 27, which states that “the fair value of the impaired loans is based primarily upon the fair value of the underlying collateral using Level 3 inputs comprised of customized collateral value discounting analyses” and that on page 52, “the fair value of the collateral is determined through appraisals performed by independent licensed appraisers”. When describing the appraisal process, please address how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

It is the Company’s policy to obtain updated third party valuations on all impaired loans collateralized by real estate within 30 days of the credit being classified as sub-standard non-accrual. Prior to receipt of the updated real estate valuation the Company will use any existing real estate valuation to determine any potential allowance issues; however no allowance recommendation will be made until which time the Company is in receipt of the updated valuation. The Company does not currently, or plan to in the future, use automated valuation methodologies as a method of valuing real estate collateral.

In some instances the Company is not holding real estate as collateral and is relying on business assets (personal property) for repayment. In these circumstances a collateral inspection is performed by the Company personnel to determine an estimated value. The value is based on net book value, as provided by the financial statements, and discounted accordingly based on determinations made by management. Occasionally, the Company will employ an outside service to provide a fair estimate of value based on auction sales or private sales. Management reviews the estimates of these third parties and discounts them accordingly based on management’s judgment, if deemed necessary.

Kathryn McHale, Esquire

July 30, 2010

The Company actively monitors the values of collateral on impaired loans. This monitoring may require the modification of collateral values over time or changing circumstances by some factor, either positive or negative, from the original values. All collateral values will be assessed by management at least every 18 months for possible revaluation by an independent third party.

•

The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

Since December 31, 2009, the Company has been actively seeking independent third party real estate valuations of the properties held as collateral on impaired loans. The requirement to obtain third party real estate valuations has become standard procedure and is being actively employed by the asset recovery group of Mid Penn Bank.

As of June 30, 2010, there were 9 loans with an outstanding balance of $2,273,000 which the Company has not received a formal valuation.

•

The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

The procedure currently employed requires the Company to obtain updated third party real estate valuations within 30 days of the real estate secured credit being classified as sub-standard non-accrual, at which time the loan is considered collateral dependent. Prior to receipt of the updated real estate valuation the Company will use any existing real estate valuation to determine any potential allowance issues; however no allowance recommendation will be made until which time the Company is in receipt of the updated valuation.

In the event the Company is not holding real estate as collateral and is relying on business assets (personal property) for repayment, a collateral inspection is performed by the Company personnel within 30 days of the credit being classified as sub-standard non-accrual to determine an estimated value. The value is based on net book value, as provided by the financial statements, and discounted accordingly based on determinations made by management. Occasionally, the Company will employ an

Kathryn McHale, Esquire

July 30, 2010

outside service to provide a fair estimate of value based on auction or private sales. Management reviews the estimates of these third parties and discounts them accordingly based on management’s judgment, if deemed necessary.

Upon receipt of the updated valuation from either the internal or external source a collateral evaluation is performed by management and if the results reveal a collateral shortfall, a specific allocation of allowance is made. The loan then undergoes a 90 day waiting period to ensure the accuracy of the collateral shortfall. After this period, the loan will be charged down to the level of the specific valuation.

To date, there have been no significant time lapses noted with the above processes.

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

The credit department employs an electronic tracking system to monitor the receipt of and need for updated appraisals.

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

The Company has no instances in which the amount charged off was different than the determined fair value of the collateral.

How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

Upon receipt of the updated valuation from either an internal or external source a collateral evaluation is performed by management and, if the results reveal a collateral shortfall, a specific allocation of allowance is made. The loan then undergoes a 90 day waiting period to ensure the accuracy of the collateral shortfall. After this period, the loan will be charged down to the level of the specific valuation. Once the charge down is taken, the remaining balance remains a nonperforming loan with the original terms and interest rate intact (not restructured).

•	In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been

Kathryn McHale, Esquire

July 30, 2010

updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

It is the Company’s policy to obtain updated valuations on all impaired loans collateralized by real estate.

In some instances the Company is not holding real estate as collateral and is relying on business assets (personal property) for repayment. In these circumstances a collateral inspection is performed by the Company personnel to determine an estimated value. The value is based on net book value, as provided by the financial statements, and discounted accordingly based on determinations made by management. Occasionally, the Company will employ an outside service to provide a fair estimate of value based on auction or private sales. Management reviews the estimates of these third parties and discounts them accordingly based on management’s judgment, if deemed necessary. This process has recently started and will continue to be a growing function of the asset recovery group of Mid Penn Bank.

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

The collateral valuations performed, which were based on current information, noted no need for a specific valuation allowance on these loans.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Future filings will provide more transparent information regarding the items noted above.

Note 11—Short-term Borrowings, page 49

7. Please tell us, and revise future filings to disclose, whether you account for your repurchase agreements as collateralized financing transactions or sales. For those repurchase agreements accounted for as sales, please quantify the amount of qualifying for sales accounting at each quarterly balance sheet date for each of the past three years as well as the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years. In addition, if applicable, please provide a detailed analysis supporting your use of sales accounting and describe the business reasons for structuring any repurchase agreements as sales transactions versus collateralized

Kathryn McHale, Esquire

July 30, 2010

financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

Repurchase agreements are accounted for as collateralized financing transactions. Investment securities are pledged in sufficient amounts to collateralize repurchase agreements. The language in future filings will be enhanced to clarify this point.

Signature Page

8. Please note the signature requirements for Form 10-K. The principal accounting officer or the person serving in that capacity must be identified.

Kevin W. Laudenslager is both the principal financial officer and the principal accounting officer of the Company. This will be clarified in future filings.

In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (717) 692-2133 (extension 107).

Very truly yours,
MID PENN BANCORP, INC.

/s/ Kevin W Laudenslager
Kevin W. Laudenslager
Chief Financial Officer